                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

          REPORT OF FOREIGN ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

      For the Month Ended                         Commission file number
      March 31, 2007                              0-14884


            Exact name of the registrant as specified in its charter

                              SAND TECHNOLOGY INC.

                          Jurisdiction of Incorporation
                                     CANADA

                     Address of principal executive offices:

                             215 REDFERN, SUITE 410
                        WESTMOUNT, QUEBEC, CANADA H3Z 3L5

                            TELEPHONE (514) 939-3477

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F   X                 Form  40-F
                            ------                          ------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                               No   X
                      -----                            -----


         If "Yes" is marked, indicated below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-         N/A .


                           Total number of pages is 39

     Sand Technology Inc. (the "Company") incorporates this Form 6-K Report by reference into the Prospectus contained in the Company's Registration Statement on Form F-3 (333-51014).

[SAND TECHNOLOGY LOGO AND LETTERHEAD]


                                                      INVESTOR RELATIONS:

                                                      de Jong & Associates
                                                      sndt@dejong.org
                                                      +(1) 760/943-9065

PRESS RELEASE

                      SAND ANNOUNCES FIRST SEMESTER RESULTS

MONTREAL, MARCH 15TH, 2007: SAND Technology Inc. (OTCBB:SNDTF), an international provider of intelligent enterprise information management solutions, today reported results for the six-month period ended January 31, 2007. The Company reported a loss for the first semester of fiscal year 2007 of $1,325,096, or ($0.10) per share on revenues of $3,332,065. In comparison with the first semester of fiscal year 2006, revenues have increased by over 20% and the operating loss has decreased by over 30%.

"We are encouraged by the revenue growth over the past quarters", said Arthur Ritchie, President and Chief Executive Officer of SAND. "Since the fourth quarter of last year, revenues have grown over 30% per quarter. This gives us some indication on the level of interest and the pipeline for our SAND/DNA products in general and our new SAND/DNA for SAP BI offering," added Ritchie.

ABOUT SAND TECHNOLOGY

SAND is an international provider of intelligent information management software. The SAND/DNA product suite scales to help any size enterprise cope with exploding data requirements, now and into the future. SAND/DNA Access allows for retaining all potentially relevant data in a tiny footprint while providing instant access to just what's required. SAND/DNA Analytics allows for complex what-if analysis to meet any planned and unplanned business need. Sharing SAND's patented "ask-anything" DNA, together they provide a just-in-time approach to data management with unparalleled productivity and cost-effectiveness.

SAND/DNA solutions include SAP-certified information management, CRM analytics, and specialized applications for government, healthcare, financial services, telecommunications, retail, transportation, and other business sectors. SAND Technology has offices in the United States, Canada, the United Kingdom and Central Europe.

-------------------------------------------------------------------------------

SAND Technology and Nucleus are registered trademarks, and SAND, SAND/DNA, SAND/DNA Access, SAND/DNA Analytics, SAND Dynamic Nearline Access, SAND Dynamic Nearline Analytics, SAND Dynamic Nearline Architecture, SAND Searchable Archive, SAND Analytic Server, and other SAND- and Nucleus-related terms are trademarks of SAND Technology Inc. Other trademarks remain the property of their respective owners. All other product and service names mentioned are the trademarks of their respective companies.

Certain statements contained in this press release are "forward looking statements" within the meaning of the United States Securities Act of 1933 and of the United States Securities Exchange Act of 1934. The forward-looking statements are intended to be subject to the safe harbour protection provided by these Acts. We have based these forward-looking statements on our current expectations and projections about future results, levels of activity, events, trends or plans. Such forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of SAND to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. All forward looking statements included in this press release are based on current expectations and on information available to SAND on the date of this press release. For a more detailed discussion of these risks and uncertainties and other business risks, see SAND's current Annual Report and SAND's reports to the Securities and Exchange Commission. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date made. We undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

                              SAND TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEET
(UNAUDITED)


                                                                IN CANADIAN DOLLARS
                                                                -------------------

                                                              As at                   As at
                                                          Jan. 31, 2007           July 31, 2006
                                                     ----------------------------------------------
ASSETS

Current Assets

    Cash and cash equivalents                                  $348,997              $1,412,548
    Accounts Receivable, Net                                 $2,222,419              $1,486,287
    Prepaid Expenses                                           $220,742                 $93,226
                                                     ----------------------------------------------
                                                             $2,792,158              $2,992,061

Capital Assets, Net                                            $209,354                $231,367
Other Assets, Net                                              $166,271                $221,693
                                                     ----------------------------------------------
                                                             $3,167,783              $3,445,121
                                                     ----------------------------------------------
                                                     ----------------------------------------------


LIABILITIES

Current Liabilities

    Accounts Payable and Accrued Liabilities                 $1,053,532                $710,882
    Deferred Revenue                                         $1,350,251              $1,231,094
    Due to a Shareholder                                     $1,030,611                $429,461
    Deferred Credits                                           $122,238                $136,906
                                                     ----------------------------------------------
                                                             $3,556,632              $2,508,343
                                                     ----------------------------------------------

SHAREHOLDERS' EQUITY

    Common Stock                                            $38,024,756             $38,024,756
    Contributed Surplus                                        $103,000                $103,000
    Deficit                                               $(38,516,605)           $(37,190,978)
                                                     ----------------------------------------------
                                                             $(388,849)                $936,778
                                                     ----------------------------------------------
                                                             $3,167,783              $3,445,121
                                                     ----------------------------------------------
                                                     ----------------------------------------------

                              SAND TECHNOLOGY INC.

      CONSOLIDATED STATEMENT OF OPERATIONS - JANUARY 31, 2007 (UNAUDITED)


                                                                               IN CANADIAN DOLLARS
                                                                               -------------------

                                                           3 Months Ended          3 Months Ended          6 Months Ended
                                                         October 31, 2006        January 31, 2007        January 31, 2007
                                                     ------------------------------------------------------------------------
Revenues                                                       $1,470,407               $1,861,658             $3,332,065
                                                     ------------------------------------------------------------------------

Operating expenses

Cost of Sales and Product Support                              $(433,675)               $(466,315)             $(899,990)

Research and Development Costs                                 $(575,866)               $(584,086)           $(1,159,952)

Amortization of capital assets and acquired
technology                                                      $(51,020)                $(50,849)             $(101,869)

Selling, general and administrative expenses                 $(1,246,715)             $(1,248,635)           $(2,495,350)

                                                     ------------------------------------------------------------------------
Total operating expense                                      $(2,307,276)             $(2,349,885)           $(4,657,161)
                                                     ------------------------------------------------------------------------

Operating Income (Loss)                                        $(836,869)               $(488,227)           $(1,325,096)

Interest Income, Net                                                 $337                   $(868)                 $(531)
                                                     ------------------------------------------------------------------------

Net Earnings (Loss)                                            $(836,532)               $(489,095)           $(1,325,627)
                                                     ------------------------------------------------------------------------
                                                     ------------------------------------------------------------------------

Earnings (Loss) per share                                         ($0.06)                  ($0.04)                ($0.10)


Weighted average number of shares outstanding                  12,818,189               12,818,189             12,818,189


                              SAND TECHNOLOGY INC.


      CONSOLIDATED STATEMENT OF OPERATIONS - JANUARY 31, 2006 (UNAUDITED)


                                                                               IN CANADIAN DOLLARS
                                                                               -------------------
                                                             3 Months Ended          3 Months Ended          6 Months Ended
                                                           October 31, 2005        January 31, 2006        January 31, 2006
                                                       ---------------------------------------------------------------------------

Revenues                                                           $1,531,041            $1,240,485                 $2,771,526
                                                       ---------------------------------------------------------------------------

Operating expenses

Cost of Sales and Product Support                                  $(331,707)            $(337,101)                 $(668,808)

Research and Development Costs                                     $(643,112)            $(619,729)               $(1,262,841)

Amortization of capital assets and acquired technology
                                                                    $(71,321)             $(68,564)                 $(139,885)

Selling, general and administrative expenses                     $(1,303,720)          $(1,289,600)               $(2,593,320)

                                                       ---------------------------------------------------------------------------
Total operating expense                                          $(2,349,860)          $(2,314,994)               $(4,664,854)
                                                       ---------------------------------------------------------------------------

Operating Income (Loss)                                            $(818,819)          $(1,074,509)               $(1,893,328)

Interest Income, Net                                                  $19,758               $16,696                    $36,454
                                                       ---------------------------------------------------------------------------

Net Earnings (Loss)                                                $(799,061)          $(1,057,813)               $(1,856,874)
                                                       ---------------------------------------------------------------------------
                                                       ---------------------------------------------------------------------------

Earnings (Loss) per share                                             ($0.06)               ($0.08)                    ($0.14)


Weighted average number of shares outstanding                      12,818,189            12,818,189                 12,818,189



                                      -30-

                              SAND TECHNOLOGY INC.


                                       MANAGEMENT'S DISCUSSION AND ANALYSIS


                                       FIRST SEMESTER ENDED JANUARY 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS - JANUARY 31, 2007

THIS MANAGEMENT DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE ATTACHED OCTOBER 31, 2006 AND JANUARY 31, 2007 CONSOLIDATED BALANCE SHEETS, UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS, UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS AND RELATED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS. READERS SHOULD ALSO REFER TO SAND TECHNOLOGY INC'S ANNUAL REPORT ON FORM 20-F TO THE SECURITIES AND EXCHANGE COMMISSION.

CERTAIN STATEMENTS CONTAINED IN THIS DISCUSSION ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES SECURITIES ACT OF 1933 AND OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934. THE FORWARD-LOOKING STATEMENTS ARE INTENDED TO BE SUBJECT TO THE SAFE HARBOUR PROTECTION PROVIDED BY THESE ACTS. WE HAVE BASED THESE FORWARD-LOOKING STATEMENTS ON OUR CURRENT EXPECTATIONS AND PROJECTIONS ABOUT FUTURE RESULTS, LEVELS OF ACTIVITY, EVENTS, TRENDS OR PLANS. SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES AND ARE SUBJECT TO KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF SAND TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. IN SOME CASES, YOU CAN IDENTIFY FORWARD-LOOKING STATEMENTS BY TERMINOLOGY SUCH AS "GUIDANCE", "MAY", "WILL", "SHOULD", "COULD", "WOULD", "EXPECT", "PLAN", "ANTICIPATE", "BELIEVE", "ESTIMATE", "CONTINUE", OR THE NEGATIVE OF SUCH TERMS OR OTHER SIMILAR EXPRESSIONS. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS DISCUSSION ARE BASED ON CURRENT EXPECTATIONS AND ON INFORMATION AVAILABLE TO THE CORPORATION ON MARCH 13, 2007. FOR A MORE DETAILED DISCUSSION OF THESE RISKS AND UNCERTAINTIES AND OTHER BUSINESS RISKS, SEE SAND'S CURRENT ANNUAL REPORT AND ITS REPORTS TO THE SECURITIES AND EXCHANGE COMMISSION. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE. WE UNDERTAKE NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISION OF THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE THEY ARE MADE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

     SAND REPORTS ITS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN DOLLARS AND IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
(GAAP).

     ALL FINANCIAL FIGURES ARE IN CANADIAN DOLLARS UNLESS OTHERWISE NOTED. SAND REPORTS ITS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN DOLLARS AND IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP).


OVERVIEW

     During the 2006 fiscal year, SAND continued its process, started in previous years, of engaging integrator and systems partners in active sales situations for its high-performance analytical application products. In particular, the SAND Searchable Archive product (now named SAND/DNA Access) began to gain traction and mindshare as a method for managing growth in data warehouse environments in a fashion that is very complementary to existing industry standards. In conjunction with partners like SAP, the company has readied specific application offerings, using this exciting product, to make it easy to adopt. During the past semester, the company launched the SAND/DNA brand for its products in conjunction with the SAP offering with high interest from industry analysts, partners, and prospective customers.

     Despite the growing conditioning of the market to its new solutions to intelligent information management, the company recognizes the potentially lengthy sales cycles required to gain strong market acceptance of these new approaches, and therefore significantly lowered its expense rate. At the same time it engaged refined skills in the area of Marketing and Business Development geared towards the SAND/DNA applications.

     The result in the first semester of this Fiscal Year (2007) was the continuation of progressive sales and a significant reduction in operating losses. While we expect that our new solutions will only start contributing to revenues and profits later this year and the beginning of the next fiscal year, we are encouraged by the trends in our financial performance which should only improve further as they come on stream.


RESULTS OF OPERATIONS

FIRST SEMESTER OF FISCAL 2007 COMPARED WITH FIRST SEMESTER OF FISCAL 2006

Revenue

     Our sales for the first quarter ended October 31, 2006 were $1,470,407, a decrease of 4% from sales of $1,531,041 for the first quarter ended October 31, 2005. However, sales for the second quarter ended January 31, 2007 were $1,861,658, an increase of 50% over the second quarter ended January 31, 2006. As a result, sales for the first semester of fiscal of 2007 were $3,332,065, an increase of 20% from sales of $2,771,526 in the first semester of fiscal 2006.

     In North America, sales were $928,523, an increase of 1% from sales of $917,386 in the first semester of fiscal 2006. In Europe, sales in the first semester of fiscal 2007 were $2,403,542 an increase of 30% from sales of $1,854,140 in the first semester of fiscal 2006.

     In North America the relative stability in our revenues can be explained primarily by the renewal of part of sales and sales support staff during the first semester of fiscal 2007. In Europe, the increase is associated primarily to progress in the procurement process from some opportunities and through our resellers.

     We recognize revenues from software licenses in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position 97-2, which requires that companies defer revenue and profit recognition if four specified criteria of a sale are not met. In addition, we are required to allocate revenue to multiple element arrangements. We typically contract professional services on a time-and-materials basis and such revenues are recognized as services when they are performed. Revenues from support and maintenance are recognized rateably over the term of the applicable support and maintenance agreement.


Selling, General and Administrative Expenses

     Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, the impact of foreign exchange gains and losses, travel expenses, advertising programs and other promotional activities associated with the selling and marketing of our products and services. Selling, general and administrative expenses decreased by 4% to $2,495,350 for the first semester ended January 31, 2007 from $2,593,320 for the first semester ended January 31, 2006. This moderate decrease is attributable to improved cost control during the first semester of Fiscal 2007.

Research and Development Expenses

     Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance and testing as well as the cost of materials and equipment used in research and development activities. Research and development expenses decreased by 8% to $1,159,952 for the first semester ended January 31, 2007 from $1,262,841 for the first semester ended January 31, 2006. For the remainder of fiscal 2007, we expect that research and development expenditures will continue to not vary significantly in absolute dollars.

Cost of Sales

     Cost of sales consists primarily of the costs related to the sale of third-party software, including certain license fees and royalties, as well as the costs related to systems architects who assist clients to implement systems and provide support services. Cost of sales increased by 35% to $899,990 for the first semester ended January 31, 2007 from $668,808 for the first semester ended January 31, 2006. The increase reflects the increase in revenues for the first semester. Cost of revenues from services may vary due to the mix of services provided by SAND's personnel relative to services provided by outside consultants and to varying levels of expenditures necessary to build the service sector as well as the compensation paid to third parties for supplying some products.

Operations

     SAND generated a net loss of $1,325,627 in the first semester ended January 31, 2007 as compared to a net loss of $1,856,874 in the first semester ended January 31, 2006. The improvement over last year's results is indicative of the movement towards profitability that the Company is aiming to achieve. We recognize that the transitional statute of the business and distribution model of SAND, is still in progress. We believe that this transition is likely to continue during the next few quarters.

Liquidity and Capital Resources

     Cash and investments as at January 31, 2007 were $348,997 compared with $3,176,427 as at January 31, 2006. SAND does not have a line of credit with a commercial bank. In light of operating losses suffered in the current and past years, the Company's ability to realize its assets and discharge its liabilities depends on the continued financial support of its shareholders and creditors and its ability to obtain additional financing.

                                SAND TECHNOLOGY INC.

                                FIRST QUARTER ENDED OCTOBER 31, 2006

SAND TECHNOLOGY INC.
CONSOLIDATED BALANCE SHEETS
(IN CANADIAN DOLLARS)
===============================================================================


                                                                                    AS AT                As at
                                                                                 OCTOBER 31,           July 31,
                                                                                    2006                 2006
-------------------------------------------------------------------------------------------------------------------
                                                                                      $                    $
                                                                                 (UNAUDITED)           (audited)
ASSETS
Current assets
    Cash and cash equivalents                                                        694,083            1,412,548
    Accounts receivable, net                                                       1,017,407            1,486,287
    Prepaid expenses                                                                 118,299               93,226
-------------------------------------------------------------------------------------------------------------------
                                                                                   1,829,789            2,992,061

Capital assets, net (Note 2)                                                         228,538              231,367
Other assets, net (Note 3)                                                           193,982              221,693
-------------------------------------------------------------------------------------------------------------------
                                                                                   2,252,309            3,445,121
-------------------------------------------------------------------------------------------------------------------

LIABILITIES
Current liabilities
    Accounts payable and accrued liabilities                                       1,000,215            1,140,343
    Deferred revenue                                                               1,022,276            1,231,094
    Deferred credits                                                                 129,572              136,906
-------------------------------------------------------------------------------------------------------------------
                                                                                   2,152,063            2,508,343
-------------------------------------------------------------------------------------------------------------------

Commitments (Note 6)

SHAREHOLDERS' EQUITY
    Common stock (Note 4)
        Authorized
           An unlimited number of Class "A" common shares,
               without par value
        Issued and outstanding
           12,818,189 common shares (12,818,189 as at July 31, 2006)              38,024,756           38,024,756
    Contributed surplus                                                              103,000              103,000
    Deficit                                                                      (38,027,510)         (37,190,978)
-------------------------------------------------------------------------------------------------------------------
                                                                                     100,246              936,778
-------------------------------------------------------------------------------------------------------------------
                                                                                   2,252,309            3,445,121
-------------------------------------------------------------------------------------------------------------------





               See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN CANADIAN DOLLARS)
(UNAUDITED)
===============================================================================

                                                                                THREE MONTHS         Three months
                                                                                    ENDED                ended
                                                                                 OCTOBER 31,          October 31,
                                                                                    2006                  2005
-------------------------------------------------------------------------------------------------------------------
                                                                                      $                    $

REVENUE                                                                            1,470,407            1,531,041
-------------------------------------------------------------------------------------------------------------------

Operating expenses
Cost of sales and product support                                                   (433,675)            (331,707)
Research and development, net                                                       (575,866)            (643,112)
Amortization of capital and other assets                                             (51,020)             (71,321)
Selling, general and administrative expenses                                      (1,246,715)          (1,303,720)
-------------------------------------------------------------------------------------------------------------------
Total operating expenses                                                          (2,307,276)          (2,349,860)
-------------------------------------------------------------------------------------------------------------------
Loss from operations                                                                (836,869)            (818,819)
-------------------------------------------------------------------------------------------------------------------

Interest income, net                                                                     337               19,758
-------------------------------------------------------------------------------------------------------------------
NET LOSS                                                                            (836,532)            (799,061)

Deficit at beginning of period                                                   (37,190,978)         (33,264,057)
-------------------------------------------------------------------------------------------------------------------
DEFICIT AT END OF PERIOD                                                         (38,027,510)         (34,063,118)
-------------------------------------------------------------------------------------------------------------------

Basic and diluted earnings (loss) per share                                           (0.06)                (0.06)
-------------------------------------------------------------------------------------------------------------------

Weighted average number of shares outstanding                                    12,818,189            12,818,189
-------------------------------------------------------------------------------------------------------------------


               See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN CANADIAN DOLLARS)
(UNAUDITED)
===============================================================================

                                                                                THREE MONTHS         Three months
                                                                                    ENDED                ended
                                                                                 OCTOBER 31,          October 31,
                                                                                    2006                 2005
-------------------------------------------------------------------------------------------------------------------
                                                                                      $                    $
OPERATING ACTIVITIES
Net loss                                                                            (836,532)            (799,061)
Items not affecting cash
        Amortization of capital and other assets                                      51,020               71,321
Changes in non-cash operating working capital items (Note 9)                          94,861             (882,785)
-------------------------------------------------------------------------------------------------------------------
                                                                                    (690,651)          (1,610,525)
-------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
    Purchase of capital assets                                                       (20,480)             (34,348)
-------------------------------------------------------------------------------------------------------------------
                                                                                     (20,480)             (34,348)
-------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
    Balance of sale receivable                                                             -                    -
    Repurchase of common shares (Note 4)                                                   -                    -
    Deferred credits                                                                  (7,334)              (7,334)
-------------------------------------------------------------------------------------------------------------------
                                                                                      (7,334)              (7,334)
-------------------------------------------------------------------------------------------------------------------

Decrease in cash and cash equivalents                                               (718,465)          (1,652,207)
Cash & cash equivalents, beginning of period                                       1,412,548            5,615,912
-------------------------------------------------------------------------------------------------------------------
CASH & CASH EQUIVALENTS, END OF PERIOD                                               694,083            3,963,705
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------


               See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
===============================================================================

The Corporation is involved in the design, development, marketing and support of software products and services that enable users to retrieve usable business information from large amounts of data. The software products, collectively known as the SAND/DNA and the SAND/DNA Analytics, are designed to provide an efficient and cost-effective way for business users to make fast easy inquiries of large databases without the intervention of specialist Information Technology professionals. The Corporation is considered to have only one reportable business segment.

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and on the basis of the going concern assumption, meaning that it is assumed that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of operations.

     In light of operating losses suffered in the current and past years, the Corporation's ability to realize its assets and discharge its liabilities depends on the continued financial support of its shareholders and creditors and its ability to obtain additional financing. The Corporation's management has adopted a cost reduction plan to address this situation and is confident it will obtain the necessary financing through public offerings or private placements.

     The carrying amounts of assets, liabilities, revenues and expenses presented in the financial statements and the balance sheet classification have not been adjusted as it would be required if the going concern assumption were not appropriate.

     USE OF ESTIMATES

     These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     These unaudited interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the most recent annual financial statements as at and for the year ended July 31, 2006.

     BASIS OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.

     REVENUE RECOGNITION

     The Corporation generates revenues principally through two sources: software licences and services. Software licence revenues are normally generated from licensing the perpetual use of the Corporation's software products. Service revenues are generated from sales of maintenance, implementation, consulting and training services performed for customers that licence the Corporation's products.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
===============================================================================

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     REVENUE RECOGNITION (CONTINUED)

     Revenue from the sale of software licence agreements are recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by management, if it is probable that the price, once established, will not change before market introduction.

     In circumstances where the implementation services are essential to the functionality of the software or where the software requires significant customization, the Corporation recognizes software licence revenue using the percentage-of-completion method over the implementation period. The percentage-of-completion is measured by the percentage of implementation hours incurred to date to estimated implementation hours. Past experience has shown expended hours to be the best measure of progress.

     Revenues from maintenance services for licences previously sold and implemented are recognized rateably over the terms of the contract.

     Revenue from consulting and training services, not considered as part of the implementation of software licences, are recognized as the services are provided.

     Amounts received in advance of the delivery of products or performance of services are classified as deferred revenue.

     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include unrestricted cash and highly liquid investments.

     CAPITAL ASSETS

     Capital assets are recorded at cost and are amortized over their estimated useful lives using the straight-line method over the following periods:

                  Furniture and equipment            5 years
                  Computer equipment                 3 years
                  Leasehold Improvements             over the lease term


     OTHER ASSETS

     Other assets comprise contract costs and acquired technology.

     (i)  Contract costs

          Contract costs are comprised of an amount paid to the vendor upon the transfer of a long-term service contract and is amortized rateably over the term of the contract.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
===============================================================================

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   OTHER ASSETS(CONTINUED)

   (ii) Acquired technology

        The Corporation records its acquired technology at cost and amortizes such assets over their estimated useful lives using the straight-line method at an annual rate of 20%.


   RESEARCH AND DEVELOPMENT COSTS

   Research costs are charged to operations in the period in which they are incurred. Development costs are expensed as incurred unless a project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization. The Corporation has not deferred any such development costs to date. Related tax credits are recorded as a reduction of research and development expenses.


   INCOME TAXES

   Income taxes are accounted for using the liability method of tax allocation. Future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values and tax values of assets and liabilities, using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

   DEFERRED CREDITS

   Deferred credits include deferred lease inducements, which are amortized on a straight-line basis over the term of the lease.

   FOREIGN EXCHANGE TRANSLATION

   Revenue, expenses and acquisition of non-monetary assets denominated in foreign currencies are translated into Canadian dollars at rates prevailing on the transaction dates. Monetary assets and liabilities are translated at rates in effect at the balance sheet date.

   The accounts of the subsidiaries included in the consolidated financial statements are translated into Canadian dollars using the temporal method. Under this method, monetary items are translated at exchange rates in effect at the balance sheet dates; non-monetary items are translated at historical exchange rates. Revenue and expenses are translated at average exchange rates for the period, with the exception of amortization of assets, which is translated at the same historical exchange rates as the related assets. Translation losses and gains are included in operations.

   EARNING PER SHARE

   Per share computations are based on the weighted average number of shares outstanding during the period. The dilutive effect of options is determined using the treasury stock method.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
===============================================================================

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

     The Corporation accounts for stock-based compensation under the recommendations of Section 3870 of the Canadian Institute of Chartered Accountants (CICA) Handbook, STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS, which sets standards for recognizing, measuring and disclosing stock-based compensation and other stock-based payments made in exchange for goods and services. The standards require the Corporation to use a fair-value based method for all stock-based awards and the recognition of an expense in the financial statements. See Note 4, stock option plan, for additional information.

     GUARANTEES

     In the normal course of its operations, the Corporation has entered into agreements that contain certain features which meet the definition of a guarantee under the guidance provided by Accounting Guideline 14.

     Certain agreements with its customers include intellectual-property indemnification obligations that are customary in the industry. These obligations would generally require the Corporation to compensate a third party for certain damages and claims incurred as a result of third-party intellectual-property claims arising from these agreements.

     The nature of these obligations prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Corporation has not made any payments under such obligations. The adoption of these recommendations did not have an impact on the Corporation's consolidated financial statements.

     HEDGING RELATIONSHIPS

     As of August 1, 2003, the Corporation adopted the new recommendations of CICA Accounting Guideline 13, "Hedging relationships". This guideline deals with the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting, but does not specify hedge accounting methods. The adoption of this recommendation did not have an impact on the Corporation's consolidated financial statements.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
===============================================================================


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     NEW ACCOUNTING POLICIES ADOPTED

     As of August 1, 2004, the Corporation adopted the following new Handbook Section of the CICA, none of which had an impact on the Corporation's consolidated financial statements.

     Handbook Section 3110, "Asset retirement obligations", focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets.

2.   CAPITAL ASSETS

                                                          OCTOBER 31, 2006                            July 31, 2006
                                           -------------------------------------------------          -------------
                                                              Accumulated           Net Book             Net Book
                                           Cost               Depreciation            Value                Value
                                        -----------         ---------------        ---------           ------------
                                             $                    $                     $                    $
        Furniture and equipment            320,113              320,002                  111                  111
        Computer equipment                 608,051              501,492              106,559              102,031
        Leasehold improvements             287,610              165,742              121,868              129,225
        -----------------------------------------------------------------------------------------------------------
                                         1,215,774              987,236              228,538              231,367
        -----------------------------------------------------------------------------------------------------------


3.   OTHER ASSETS

                                                          OCTOBER 31, 2006                            July 31, 2006
                                           -------------------------------------------------          -------------
                                                              Accumulated           Net book             Net book
                                           Cost               Depreciation            value                value
                                        -----------         ---------------        ---------           ------------

        Contract costs                     471,100              277,118              193,982              221,693
        -----------------------------------------------------------------------------------------------------------
        -----------------------------------------------------------------------------------------------------------

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
===============================================================================


4.   COMMON STOCK

     (a) AUTHORIZED

         Unlimited number of Class "A" common shares without par value.

     SHARE REPURCHASE PROGRAM

     On December 17, 2003, the Corporation announced that its Board of
     Directors has authorized a share repurchase program under which it may repurchase up to a maximum of 654,710 of its outstanding Class "A" common shares from December 22, 2003 to December 22, 2004. The Corporation repurchased 276,038 Class "A" common shares for $316,307 under this program, including 179,362 Class "A" common shares for $186,469 from August 1, 2004 to December 22, 2004.


     (b) STOCK OPTION PLANS

     The company has two stock option plans. Under the 1996 Stock Incentive Plan, the Company may grant options to its regular full-time employees and those of its subsidiaries for up to a maximum of 1,100,000 common shares. Under the 1996 Stock Option Plan, the Company may grant options to its regular full-time employees directors and those of its subsidiaries for up to a maximum of 900,000 common shares. Under both plans, the exercise price of each option is not less than the market price of the Company's shares on the day prior to the date of grant. Options vest rateably over a five year period and the option's maximum term is 10 years.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
===============================================================================

4. COMMON STOCK (CONTINUED)

     Activity in the stock option plans for the three months period ended October 31, 2006 and fiscal 2005 was as follows:

                                                THREE MONTHS ENDED
                                                 OCTOBER 31, 2006             July 31, 2005
                                            ------------------------    ---------------------------
                                                          WEIGHTED                        Weighted
                                                           AVERAGE                        average
                                             OPTIONS      EXERCISE         Options        exercise
                                              (000)         PRICE           (000)           price
                                           ---------------------------------------------------------
                                                #            $US              #              $US

       Outstanding,
       beginning of period                      1,041          1.59            1,121          2.10
           Granted                                263          1.00              133          1.00
           Exercised                                -             -                -             -
           Forfeited                              150          1.00              213          3.95
                                            ----------    ----------     -----------     ----------

       Outstanding,
       end of period                            1,154          1.53            1,041          1.59
                                            ----------    ----------     -----------     ----------
                                            ----------    ----------     -----------     ----------
       Options exercisable
       at end of period                           614          1.86              609          1.84
                                            ----------    ----------     -----------     ----------
                                            ----------    ----------     -----------     ----------

     The following table summarizes the outstanding options held by directors, officers, and employees as of October 31, 2005:

                                                Options outstanding                 Options exercisable
                                       --------------------------------------    ---------------------------
                                                    Weighted
                                                     average      Weighted                       Weighted
                                                    remaining     average                        average
         Ranges of exercise prices      Options       life        exercise         Options       exercise
         ($US)                           (000)       (years)       price            (000)         price
                                       ----------- ------------ -------------   --------------  ------------
                                           #                        $US               #            $US
         < 1.00                               160         9.72          0.69              160          0.69
         1.00 to 1.99                         829        17.63          1.02              307          1.04
         3.00 to 3.99                          20         9.72          3.37               20          3.37
         4.00 to 4.99                          30        11.24          4.63               30          4.63
         5.00 to 5.99                         105        15.25          5.07               87          5.09
         6.00 to 6.99                          10        12.81          6.28               10          6.28
                                       ----------- ------------ -------------    ------------- -------------
                                            1,154        15.97          1.53              614          1.86
                                       =========== ============ =============    ============= =============

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
===============================================================================

5.   INCOME TAXES

     There was no income tax accrued during the three-month period ended October 31, 2006.

6.   COMMITMENTS

     The Corporation is committed under operating leases for a total amount of approximately $1,368,898. The minimum payments due in each of the forthcoming years are as follows:

                                       $
                                    -------
     2007                           382,665
     2008                           308,136
     2009                           270,907
     2010                           244,314
     2011                           162,876

7.   SEGMENTED INFORMATION

     The Corporation is considered to have only one business segment.

     The Corporation has two geographic reportable segments. Both the North American and European segments market the SAND/DNA and the SAND/DNA Analytics. The accounting policies of the segments are the same as described in the summary of significant accounting policies. The Company evaluates segment performance based on earnings before income taxes. Sales for each segment are based on the location of the third party customer. All intercompany transactions between segments have been eliminated.

     As at and for the three months ended October 31,


      -----------------------------------------------------------------------------------------------------
                                                                North America                     Europe
      -----------------------------------------------------------------------------------------------------
      2006
      Net sales                                                       590,772                     879,635
      (Loss) before income taxes                                     (882,585)                     46,053
      Identifiable assets                                           1,229,839                   1,022,470
      -----------------------------------------------------------------------------------------------------
      2005
      Net sales                                                       479,738                   1,051,303
      (Loss) earnings before income taxes                            (695,427)                   (103,634)
      Identifiable assets                                           4,686,624                   1,757,191
      -----------------------------------------------------------------------------------------------------

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
===============================================================================

8.   FINANCIAL INSTRUMENTS

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     As at October 31, 2006, the estimated fair market value of cash and cash equivalents, accounts receivable, loan and accounts payable and accrued liabilities is equal to the book value, given the short-term nature of these items.

     CREDIT RISK

     The Corporation's exposure to credit risk as of October 31, 2006, is equal to the carrying amount of its financial assets.

     CONCENTRATION OF CREDIT RISK

     Credit risk concentration with respect to trade receivables is limited due to the relatively large size of the Corporation's customers.

     CURRENCY RISK

     The Corporation operates internationally and is exposed to market risk principally from changes in foreign currency rates. The Corporation does not hold any financial instruments that mitigate this risk.


9.   CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS

                                                                                THREE MONTHS         Three months
                                                                                    ENDED                ended
                                                                                 OCTOBER 31,          October 31,
                                                                                    2006                 2005
        -----------------------------------------------------------------------------------------------------------
                                                                                      $                    $
        Accounts receivable                                                          468,880              (44,095)
        Prepaid expenses                                                             (25,073)            (154,369)
        Deferred revenue                                                            (208,818)            (337,951)
        Accounts payable and accrued liabilities                                    (140,128)            (346,370)
        -----------------------------------------------------------------------------------------------------------

        Changes in non-cash operating working capital items                          (94,861)            (882,785)
        ===========================================================================================================

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
===============================================================================


10.  COMPARATIVE FIGURES

     Certain figures for the prior period have been reclassified in order to conform to the presentation adopted in the current period.

                                SAND TECHNOLOGY INC.

                                SECOND QUARTER ENDED JANUARY 31, 2007

SAND TECHNOLOGY INC.
CONSOLIDATED BALANCE SHEETS
(IN CANADIAN DOLLARS)
===============================================================================



===================================================================================================================
                                                                                    AS AT                As at
                                                                                 JANUARY 31,           July 31,
                                                                                    2007                 2006
-------------------------------------------------------------------------------------------------------------------
                                                                                      $                    $
                                                                                 (UNAUDITED)           (audited)
ASSETS
Current assets
    Cash & cash equivalents                                                          348,997            1,412,548
    Accounts receivable                                                            2,222,419            1,486,287
    Prepaid expenses                                                                 220,742               93,226
-------------------------------------------------------------------------------------------------------------------
                                                                                   2,792,158            2,992,061

Capital assets, net (Note 2)                                                         209,354              231,367
Other assets (Note 3)                                                                166,271              221,693
-------------------------------------------------------------------------------------------------------------------
                                                                                   3,167,783            3,445,121
===================================================================================================================


LIABILITIES
Current liabilities
    Accounts payable and accrued liabilities                                       1,053,532              710,882
    Deferred revenue                                                               1,350,251            1,231,094
    Due to a shareholder                                                           1,030,611              429,461
    Deferred credits                                                                 122,238              136,906
-------------------------------------------------------------------------------------------------------------------
                                                                                   3,556,632            2,508,343
-------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' DEFICIENCY
    Common stock (Note 4)
        Authorized
           An unlimited number of Class "A" common shares,
               without par value
        Issued and outstanding
           12,818,189 common shares (12,818,189 in July 2006)                     38,024,756           38,024,756
    Contributed surplus                                                              103,000              103,000
    Deficit                                                                      (38,516,605)         (37,190,978)
-------------------------------------------------------------------------------------------------------------------
                                                                                    (388,849)             936,778
-------------------------------------------------------------------------------------------------------------------
                                                                                   3,167,783            3,445,121
===================================================================================================================

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN CANADIAN DOLLARS)
(UNAUDITED)


===================================================================================================================

                                      THREE MONTHS        Three months           SIX MONTHS           Six months
                                          ENDED               ended                 ENDED                ended
                                       JANUARY 31,         January 31,           JANUARY 31,          January 31,
                                          2007                2006                  2007                 2006
-------------------------------------------------------------------------------------------------------------------
                                            $                   $                     $                    $

REVENUES                                  1,861,658           1,240,485            3,332,065            2,771,526
-------------------------------------------------------------------------------------------------------------------

Cost of sales and product support          (466,315)           (337,101)            (899,990)            (668,808)
Research and development, net              (584,086)           (619,729)          (1,159,952)          (1,262,841)
Amortization of capital and other
    assets                                  (50,849)            (68,564)            (101,869)            (139,885)
Selling, general and
    administrative expenses              (1,248,635)         (1,289,600)          (2,495,350)          (2,593,320)
-------------------------------------------------------------------------------------------------------------------
Total operating expenses                 (2,349,885)         (2,314,994)          (4,657,161)          (4,664,854)
===================================================================================================================

Operating loss                             (488,227)         (1,074,509)          (1,325,096)          (1,893,328)

Interest income (expense)                      (868)             16,696                 (531)              36,454
-------------------------------------------------------------------------------------------------------------------

NET LOSS                                   (489,095)         (1,057,813)          (1,325,627)          (1,856,874)

Deficit at beginning of period          (38,027,510)        (34,063,118)         (37,190,978)         (33,264,057)
-------------------------------------------------------------------------------------------------------------------
DEFICIT AT END OF PERIOD                (38,516,605)        (35,120,931)         (38,516,605)         (35,120,931)
===================================================================================================================

Basic and diluted
    loss per share                            (0.04)              (0.08)               (0.10)               (0.14)
===================================================================================================================
Weighted average number of
    shares outstanding                   12,818,189          12,818,189           12,818,189           12,818,189

Net effect of dilutive stock
    options and warrants                          -                   -                    -                    -
--------------------------------------------------------------------------------------------------------------------

Weighted average number of
    diluted shares outstanding           12,818,189          12,818,189           12,818,189           12,818,189
===================================================================================================================

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN CANADIAN DOLLARS)
(UNAUDITED)


===================================================================================================================
                                      THREE MONTHS        Three months           SIX MONTHS           Six months
                                          ENDED               ended                 ENDED                ended
                                       JANUARY 31,         January 31,           JANUARY 31,          January 31,
                                          2007                2006                  2007                 2006
-------------------------------------------------------------------------------------------------------------------
                                            $                   $                     $                    $

OPERATING ACTIVITIES
    Net loss                               (489,095)         (1,057,813)          (1,325,627)          (1,856,874)
    Items not affecting cash
        Amortization of capital and          50,849              68,564              101,869              139,885
        other assets
    Changes in non-cash
        operating working
        capital items (Note 9)             (496,702)            225,035             (401,841)            (657,750)
-------------------------------------------------------------------------------------------------------------------
                                           (934,948)           (764,214)          (1,625,599)          (2,374,739)
-------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
    Purchase of capital assets               (3,954)            (15,730)             (24,434)             (56,078)
-------------------------------------------------------------------------------------------------------------------
                                             (3,954)            (15,730)             (24,434)             (56,078)
-------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
    Due to a shareholder                    601,150                   -              601,150                    -
    Deferred credits                         (7,334)             (7,334)             (14,668)             (14,668)
-------------------------------------------------------------------------------------------------------------------
                                            593,816              (7,334)             586,482              (14,668)
-------------------------------------------------------------------------------------------------------------------

Decrease in cash and
    Cash equivalents                       (345,086)           (787,278)          (1,063,551)          (2,439,485)
Cash & cash equivalents,
    beginning of period                     694,083           3,963,705            1,412,548            5,615,912
-------------------------------------------------------------------------------------------------------------------
CASH & CASH EQUIVALENTS,
    END OF PERIOD                           348,997           3,176,427              348,997            3,176,427
===================================================================================================================

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
===============================================================================

The Corporation is involved in the design, development, marketing and support of software products and services that enable users to retrieve usable business information from large amounts of data. The software products, collectively known as the SAND Analytic Server and the SAND Searchable Archive, are designed to provide an efficient and cost-effective way for business users to make fast easy inquiries of large databases without the intervention of specialist Information Technology professionals. The Corporation is considered to have only one reportable business segment.

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and on the basis of the going concern assumption, meaning that it is assumed that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of operations.

     In light of operating losses suffered in the current and past years, the Corporation's ability to realize its assets and discharge its liabilities depends on the continued financial support of its shareholders and creditors and its ability to obtain additional financing. While the Corporation's management is confident it will obtain the necessary financing through public offerings or private placements, there is no assurance that the Company will be successful in obtaining said financing.

     The carrying amounts of assets, liabilities, revenues and expenses presented in the financial statements and the balance sheet classification have not been adjusted as it would be required if the going concern assumption were not appropriate.

     USE OF ESTIMATES

     These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     These unaudited interim consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the most recent annual financial statements as at and for the year ended July 31, 2006.

     BASIS OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries. All inter-company transactions and balances have been eliminated.

     REVENUE RECOGNITION

     The Corporation generates revenues principally through two sources: software licences and services. Software licence revenues are normally generated from licensing the perpetual use of the Corporation's software products. Service revenues are generated from sales of maintenance, implementation, consulting and training services performed for customers that licence the Corporation's products.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
===============================================================================


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     REVENUE RECOGNITION (CONTINUED)


     Revenue from the sale of software licence agreements are recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by management, if it is probable that the price, once established, will not change before market introduction.

     In circumstances where the implementation services are essential to the functionality of the software or where the software requires significant customization, the Corporation recognizes software licence revenue using the percentage-of-completion method over the implementation period. The percentage-of-completion is measured by the percentage of implementation hours incurred to date to estimated implementation hours. Past experience has shown expended hours to be the best measure of progress.

     Revenues from maintenance services for licences previously sold and implemented are recognized rateably over the terms of the contract.

     Revenue from consulting and training services, not considered as part of the implementation of software licences, are recognized as the services are provided.

     Amounts received in advance of the delivery of products or the performance of services are classified as deferred revenue.


     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include unrestricted cash and highly liquid investments.


     CAPITAL ASSETS

     Capital assets are recorded at cost and are amortized over their estimated useful lives using the straight-line method over the following periods:

                  Furniture and equipment            5 years
                  Computer equipment                 3 years
                  Leasehold Improvements             over the lease term

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
===============================================================================


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     OTHER ASSETS

     Other assets comprise contract costs and acquired technology.

     (i)  Contract costs

          Contract costs are comprised of an amount paid to the vendor upon the transfer of a long-term service contract and will be amortized rateably over the term of the contract.

     (ii) Acquired technology

          The Corporation records its acquired technology at cost and amortizes such assets over their estimated useful lives using the straight-line method at an annual rate of 20%.

     RESEARCH AND DEVELOPMENT COSTS

     Research costs are charged to operations in the period in which they are incurred. Development costs are expensed as incurred unless a project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization. The Corporation has not deferred any such development costs to date. Related tax credits are recorded as a reduction of research and development expenses.

     INCOME TAXES

     Income taxes are accounted for using the liability method of tax allocation. Future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values and tax values of assets and liabilities, using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

     DEFERRED CREDITS

     Deferred credits include deferred lease inducements, which are amortized on a straight-line basis over the term of the lease.

     FOREIGN EXCHANGE TRANSLATION

     Revenue, expenses and acquisition of non-monetary assets denominated in foreign currencies are translated into Canadian dollars at rates prevailing on the transaction dates. Monetary assets and liabilities are translated at rates in effect at the balance sheet date.

     The accounts of the subsidiaries included in the consolidated financial statements are translated into Canadian dollars using the temporal method. Under this method, monetary items are translated at exchange rates in effect at the balance sheet dates; non-monetary assets are translated at historical exchange rates. Revenue and expenses are translated at average exchange rates for the period, with the exception of amortization of assets, which is translated at the same historical exchange rates as the related assets. Translation losses and gains are included in operations.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
===============================================================================

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     EARNING PER SHARE

     Per share computations are based on the weighted average number of shares outstanding during the period. The dilutive effect of options is determined using the treasury stock method.

     STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

     In September 2003, the Canadian Institute of Chartered Accountants (CICA) amended Section 3870 of the CICA Handbook, "STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS", effective for fiscal years beginning on or after January 1, 2004. The amendments of the section require the adoption of the fair value-based method for all stock-based awards and the recognition of an expense in the financial statements. The Corporation early adopted the amendments on a prospective basis effective August 1, 2003, as permitted by the standard.

     Prior to August 1, 2003, the Corporation recorded no compensation cost on the grant of stock options to employees.

     GUARANTEES

     As of August 1, 2003, the Corporation adopted the new recommendations of CICA Accounting Guideline 14, "Disclosure of Guarantees". This guideline provides assistance regarding the identification of guarantees and requires a guarantor to disclose the significant details of guarantees that have been given, regardless of whether or not it will have to make payments under the guarantees.

     In the normal course of its operations, the Corporation has entered into agreements that contain certain features which meet the definition of a guarantee under the guidance provided by Accounting Guideline 14.

     Certain agreements with its customers include intellectual-property indemnification obligations that are customary in the industry. These obligations would generally require the Corporation to compensate a third party for certain damages and claims incurred as a result of third-party intellectual-property claims arising from these agreements.

     The nature of these obligations prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Corporation has not made any payments under such obligations. The adoption of these recommendations did not have an impact on the Corporation's consolidated financial statements.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
===============================================================================


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     HEDGING RELATIONSHIPS

     As of August 1, 2003, the Corporation adopted the new recommendations of CICA Accounting Guideline 13, "Hedging relationships". This guideline deals with the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting, but does not specify hedge accounting methods. The adoption of this recommendation did not have an impact on the Corporation's consolidated financial statements.

     NEW ACCOUNTING POLICIES ADOPTED

     As of August 1, 2004, the Corporation adopted the following new Handbook Section of the CICA, none of which had an impact on the Corporation's consolidated financial statements.

     Handbook Section 3110, "Asset retirement obligations", focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets.

2.   CAPITAL ASSETS

                                                        JANUARY 31, 2007                            July 31, 2006
                                   -----------------------------------------------------------    -----------------
                                                           Accumulated            Net Book             Net Book
                                         Cost             Depreciation              Value                Value
                                   ----------------     ----------------     -----------------    -----------------
                                           $                    $                     $                    $

     Furniture and equipment            320,113              320,002                  111                  111
     Computer equipment                 612,005              517,272               94,733              102,031
     Leasehold improvements             287,610              173,100              114,510              129,225
     --------------------------------------------------------------------------------------------------------------
                                      1,219,728            1,010,374              209,354              231,367
     ==============================================================================================================

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
===============================================================================

3.   OTHER ASSETS

                                                        JANUARY 31, 2007                             July 31, 2006
                                   -----------------------------------------------------------    -----------------
                                                           Accumulated            Net Book             Net Book
                                         Cost             Depreciation              Value                Value
                                   ----------------     ----------------     -----------------    -----------------
                                           $                    $                     $                    $

     Contract Costs                     471,100              304,829              166,271              221,693
     --------------------------------------------------------------------------------------------------------------
                                        471,100              304,829              166,271              221,693
     ==============================================================================================================


4.   COMMON STOCK

     (a)  AUTHORIZED

     Unlimited number of Class "A" common shares without par value.

     SHARE REPURCHASE PROGRAM

     On December 17, 2003, the Corporation announced that its Board of Directors has authorized a share repurchase program under which it may repurchase up to a maximum of 654,710 of its outstanding Class "A" common shares from December 22, 2003 to December 22, 2004. The Corporation repurchased 276,038 Class "A" common shares for $316,307 under this program, including 179,362 Class "A" common shares for $186,469 from August 1, 2004 to December 22, 2004.



     (b) STOCK OPTION PLANS

     The company has two stock option plans. Under the 1996 Stock Incentive Plan, the Company may grant options to its regular full-time employees and those of its subsidiaries for up to a maximum of 1,100,000 common shares. Under the 1996 Stock Option Plan, the Company may grant options to its regular full-time employees directors and those of its subsidiaries for up to a maximum of 900,000 common shares. Under both plans, the exercise price of each option is not less than the market price of the Company's shares on the Nasdaq National Market System or since August 9, 2005 on the OTC Bulletin Board (OTCBB) on the day prior to the date of grant. Options vest rateably over a five year period and the option's maximum term is 10 years.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
===============================================================================

4.   COMMON STOCK (CONTINUED)

     Activity in the stock option plans for the six months period ended January 31, 2007 and fiscal 2006 was as follows:


                                              SIX MONTHS ENDED
                                              JANUARY 31, 2007                  July 31, 2006
                                         ---------------------------     --------------------------
                                                         WEIGHTED                       Weighted
                                                         AVERAGE                        average
                                           OPTIONS       EXERCISE          Options      exercise
                                            (000)         PRICE             (000)        price
                                         ----------------------------------------------------------
                                              #            $US                #           $US

     Outstanding,
     beginning of period                      1,041          1.59            1,121          2.10
         Granted                                263          1.00              133          1.00
         Exercised                                -             -                -             -
         Forfeited                              150          1.00              213          3.95
                                            ----------    ----------     -----------    ----------

     Outstanding,
     End of period                            1,154          1.53            1,041          1.59
                                            ==========    ==========     ============    ==========
     Options exercisable
     at end of period                           688          1.78              609          1.84
                                            ==========    ==========     ============    ==========


     The following table summarizes significant ranges of outstanding options held by directors, officers, and employees as of January 31, 2007:


                                            Options outstanding                 Options exercisable
                                   --------------------------------------    ---------------------------
                                                Weighted
                                                 average      Weighted                       Weighted
                                                remaining     average                        average
     Ranges of exercise prices      Options       life        exercise         Options       exercise
     ($US)                           (000)       (years)       price            (000)         Price
                                   ----------- ------------ -------------    ------------- -------------
                                       #                        $US               #            $US

     < 1.00                               160         9.47          0.69              160          0.69
     1.00 to 1.99                         829        17.38          1.02              378          1.03
     3.00 to 3.99                          20         9.47          3.37               20          3.37
     4.00 to 4.99                          30        10.99          4.63               30          4.63
     5.00 to 5.99                         105        14.99          5.07               90          5.08
     6.00 to 6.99                          10        12.56          6.28               10          6.28
                                   ----------- ------------ -------------    ------------- -------------
                                        1,154        15.72          1.53              688          1.78

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
===============================================================================



5.   INCOME TAXES

     There was no income tax accrued during the six-month period ended January 31, 2007.

6.   COMMITMENTS

     The Corporation is committed under operating leases for a total amount of approximately $1,368,898. The minimum payments due in each of the forthcoming years are as follows:


                                      $
                                   -------
                    2007           382,665
                    2008           308,136
                    2009           270,907
                    2010           244,314
                    2011           162,876


7.   SEGMENTED INFORMATION

     The Corporation is considered to have only one business segment.

     The Corporation has two geographic reportable segments. Both the North American and European segments market the SAND Analytical Server and the SAND Searchable Archive. The accounting policies of the segments are the same as described in the summary of significant accounting policies. The Company evaluates segment performance based on earnings before taxes. Sales for each segment are based on the location of the third party customer. All intercompany transactions between segments have been eliminated.


     As at and for the three months ended January 31,

     -------------------------------------------------------------------------------
                                                 North America           Europe
     -------------------------------------------------------------------------------
     2007
     Net sales                                       337,751            1,523,907
     (Loss) before income taxes                     (639,601)             150,506
     Identifiable assets                           1,177,840            1,989,943
     -------------------------------------------------------------------------------
     2006
     Net sales                                       437,648              802,837
     (Loss) earnings before income taxes          (1,169,427)             111,614
     Identifiable assets                           3,955,065            1,519,369
     -------------------------------------------------------------------------------

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
===============================================================================

7.   SEGMENTED INFORMATION (CONTINUED)


     As at and for the six months ended January 31,


     -------------------------------------------------------------------------------
                                                 North America           Europe
     -------------------------------------------------------------------------------
     2007
     Net sales                                       928,523            2,403,542
     Loss before income taxes                     (1,522,187)             196,560
     Identifiable assets                           1,177,840            1,989,943
     -------------------------------------------------------------------------------
     2006
     Net sales                                       917,386            1,854,140
     (Loss) before income taxes                   (1,864,854)               7,980
     Identifiable assets                           3,955,065            1,519,369
     -------------------------------------------------------------------------------


8.   FINANCIAL INSTRUMENTS

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     As at January 31, 2007, the estimated fair market value of cash and cash equivalents, accounts receivable, loan and accounts payable and accrued liabilities is equal to the book value, given the short-term nature of these items.


     CREDIT RISK

     The Corporation's exposure to credit risk as of January 31, 2007, is equal to the carrying amount of its financial assets.

     CONCENTRATION OF CREDIT RISK

     Credit risk concentration with respect to trade receivables is limited due to the relatively large size of the Corporation's customers.

     CURRENCY RISK

     The Corporation operates internationally and is exposed to market risk principally from changes in foreign currency rates. The Corporation does not hold any financial instruments that mitigate this risk.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
===============================================================================

9.   CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS

                                   THREE MONTHS        Three months           SIX MONTHS          Six months
                                       ENDED               ended                 ENDED               ended
                                    JANUARY 31,         January 31,           JANUARY 31,         January 31,
                                       2007                2006                  2007                2006
     ----------------------------------------------------------------------------------------------------------
                                         $                   $                     $                    $

     Accounts receivable           (1,205,012)             49,087             (736,132)               4,992
     Prepaid expenses                (102,443)             80,182             (127,516)             (74,187)
     Deferred revenue                 327,975             141,406              119,157             (196,545)
     Accounts payable and
       accrued liabilities            482,778             (45,640)             342,650             (392,010)
     ----------------------------------------------------------------------------------------------------------
     Changes in non-cash
       operating working
       capital items                 (496,702)            225,035             (401,841)            (657,750)
     ==========================================================================================================


10.  COMPARATIVE FIGURES

     Certain figures for prior periods have been reclassified in order to conform to the presentation adopted in the current period.

                              SAND TECHNOLOGY INC.







                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     SAND TECHNOLOGY INC.







March 15, 2007                       /s/ ARTHUR G. RITCHIE
                                     ------------------------------------------
                                     Arthur G. Ritchie
                                     Chairman of the Board, President
                                     and Chief Executive Officer